2021 First Quarter Results Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

First Quarter 2021 Update Activity starting to ramp up in 1Q21, following 4Q20 which was adversely affected by several typhoons. During the last two weeks of March, a surge in COVID-19 cases prompted the national government to tighten community quarantine regulations in the National Capital Region and four1 major neighboring provinces. Cement companies are allowed to operate2 with full on-site capacity under the strictest quarantine level. The same applies for companies that manufacture and/or supply equipment or products necessary to perform construction works or maintenance works. Essential and priority construction projects, whether public or private, are also allowed to be undertaken with full on-site capacity, in accordance with the guidelines issued by the Department of Public Works and Highways. 1 Bulacan, Cavite, Laguna, and Rizal 2 Based on Inter-Agency Task Force on Emerging Infectious Diseases (IATF) Resolution No. 106-B Series of 2021 dated March 28, 2021

COVID-19 Pandemic: Initiatives Focused on adhering to our Behaviors that Save Lives. Adapting on-site workforce and protocols to maintain safe and continuous operations. Extended our health and safety campaigns to the families and households of our employees. Enhancing our CEMEX Go digital platform, with more functionality. Improving customer experience, with projects related to paperless initiatives, customer management initiatives, and upgrading of digital capabilities. Seeing progress in our efforts to control cost through our distribution expenses and optimal fuel mix.

Celebrating 100 Years of APO Cement Corporation

Domestic cement volumes decreased by 4% year-over-year during the first quarter, amidst the ongoing COVID-19 pandemic and its impact on economic activity. On a sequential basis, our domestic cement volumes increased by 14%, as the fourth quarter of 2020 was affected by adverse weather conditions. Our domestic cement prices remained flat quarter-on-quarter. Year-over-year, change in our domestic cement prices mainly driven by higher proportion of pick-up sales. Net of freight charges, our domestic cement prices decreased by 1% year-over-year due to subdued activity and competitive market dynamics. As a result of lower volumes and prices, net sales decreased by 8% year-over-year during the first quarter of 2021. Net Sales, Domestic Cement Volumes and Prices Net Sales1 -8% 1 Millions of Philippine Pesos

Private Sector Activity in the residential sector was lower year-over-year in 1Q21 with the COVID-19 pandemic and its impact on the project timeline of developers. Average full-time employment was lower in the first two months of the year versus January 2020. Nonetheless, cash remittances and residential real estate prices have remained resilient. The non-residential sector was down in 1Q21 mainly due to limitations in mobility and subdued market confidence. The application of the CREATE law is expected to benefit commercial, office, retail, and industrial activity. Certain developers have also signified higher capital spending for the year amidst an improved outlook for 2021 compared to 2020. Sources: Bangko Sentral ng Pilipinas, Colliers, Company disclosures by various property firms, Internal Estimates, Leechiu Property Consultants, Philippine Statistics Authority 1 Other classifications include “Part-time”, and “With a job, not at work” Full-time Employment in Construction (K Persons) OFW Cash Remittances (B USD) % of Total Construction Employment1 83% 74% 75%

Public Sector Infrastructure disbursements during the first two months of the year increased by 14% year-over-year to Php 107bn owing to payments for projects that were started late last year. The government expects faster spending for the second quarter given the continuation of on-going projects and commencement of other infrastructure projects in the pipeline. Infrastructure formation remains a key pillar of the present administration, and efforts to fast-track projects should assist in job creation. Disbursements on Infrastructure and Capital Outlays (in PHP billion) Refers to year-over-year growth % Source: Department of Budget and Management

Total cost of sales was lower by 3% year-over-year during the first quarter, in line with the decrease in our sales volumes. Total fuel cost was 18% lower on a year-over-year basis mainly due to the use of a more cost-efficient fuel mix. Total power cost was 14% higher on a year-over-year basis mainly due to higher electricity rates, and a rebate from the wholesale electricity spot market received in the prior year. Total Cost of Sales, Fuel and Power Cost of Sales Note: In Millions of Philippine Pesos +3% Fuel +18% Power -14%

Distribution expenses was 16% of sales during the first quarter, a decrease of 3 pp year-over-year. This was driven by lower delivered volumes and initiatives to increase efficiency. Selling and administrative expenses, as a percentage of sales, was flat year-over-year at 14% during the first quarter of 2021. Absolute selling and administrative expenses decreased by 6% year-over-year during the quarter mainly due to lower fees related to royalties, and due to CHP’s Stock Rights Offering, which was concluded during the first quarter of 2020. Operating Expenses Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA in the first quarter decreased by 5% year-over-year due to lower sales. Operating EBITDA margin was higher at 19.7% for the first quarter of 2021, compared with 19.2% in the same period of last year. Operating EBITDA and Operating EBITDA Margin 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 19.2% 19.7% 1,026 247 1,082

Controlling interest net income was at PHP 205 million for the first quarter of 2021, 131% higher on a year-over-year basis, mainly due to a 78% decrease in financial expenses. Financial expenses for the first quarter of 2021 declined 78%, reflecting lower debt levels and interest rates. Income tax was 77% higher mainly due to a one-time expense from the revaluation of deferred tax assets pursuant to income tax rates reduction related to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021. Net Income 1 Millions of Philippine Pesos Net Income1

Free Cash Flow & Guidance

Free cash flow after maintenance CAPEX for the first quarter of 2021 was around PHP 1.3 billion. Working capital improvement was mainly due to higher payables and lower inventories. Free Cash Flow

Works remained ongoing throughout the first quarter, with strict health and safety protocols, in line with government regulations. Our contractors have started to work on the different superstructures of the new line. Installation of various equipment continue. Expected completion of construction in December 2021. Estimated total project cost of US$235 million Est. total interest capitalization of US$24 million Solid Cement Plant Capacity Expansion Lifting of new rotary kiln into position at Solid Cement Plant (Jan. 2021)

2021 Guidance Cement Volumes 5-7% Capital expenditures PHP 5,330 million PHP 1,350 million PHP 6,680 million Solid Cement Plant Expansion CAPEX Maintenance and Other CAPEX Total CAPEX

Q&A Session 2021 First Quarter Results

2021 First Quarter Appendix

Debt Maturity Profile Total Debt: PHP  12,153 Avg. life of debt1: 4.9 years Net Debt to EBITDA2: 1.5x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA 554 3,965 5,094

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021

Definitions PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com